UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Submission of Matters to a Vote of Security Holders

On February 25, 2019, Amira Nature Foods Ltd (the “Company”) held an annual general meeting of its shareholders (the “Meeting”). At the Meeting, the Company’s shareholders elected four members to its board of directors, until their respective successors are duly elected and qualified. The following is a tabulation of the votes with respect to the directors elected at the Meeting:

Director	For	Withhold
Karan A. Chanana	26,126,159	733,458
Harash Pal Sethi	26,315,794	543,823
Herve Larren	26,292,423	567,194
Mohit Malik	26,292,012	567,605

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2019	AMIRA NATURE FOODS LTD

	By:	/s/ Karan Chanana
	Name:	Karan Chanana
	Title:	Chief Executive Officer